Exhibit 99.2

Q3 2019

Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months and Nine Months Ended March 31, 2019 ("Q3 2019") and March 31, 2018 ("Q3 2018")

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) dated as of May 13, 2019, should be read in conjunction with the unaudited interim condensed consolidated financial statements of DHX Media Ltd. (“DHX Media”, the “Company”, "we”, “our” or “us”) for the three and nine months ended March 31, 2019 and 2018 and accompanying notes. The unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All currency amounts are in thousands of Canadian dollars unless otherwise noted. Some figures and percentages may not total exactly due to rounding.

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. Although these measures do not have standardized meanings and may not be comparable to similar measures presented by other companies, these measures are defined herein or can be determined by reference to our financial statements. The Company discusses these measures because it believes that they facilitate the understanding of the results of its operations and financial position.

DHX Media is a public company whose common voting shares (“Common Voting Shares”) and variable voting shares (“Variable Voting Shares”) are traded on the Toronto Stock Exchange (“TSX”) under DHX and on the NASDAQ Global Trading Market (“NASDAQ”) under DHXM. Headquartered in Canada, DHX Media has offices worldwide.

Further information about the Company can be found on our website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Caution Regarding Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the US Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “US Exchange Act”), and Section 27A of the US Securities Act of 1933, as amended (the “US Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements with respect to:

•	the business strategies and strategic priorities of the Company;

•	Management’s financial targets and priorities, and the future financial and operating performance and goals of the Company and its subsidiaries;

•	the timing for implementation of certain business strategies and other operational activities of the Company;

•	the markets and industries, including competitive conditions, in which the Company operates;

•	the Company’s production pipeline;

•	the financial impact of its long-term agreements with Mattel, Inc. and other strategic brand partnerships; and

•	the Company’s cost reduction and deleveraging initiatives.

Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results; (ii) the expected pace of expansion of the Company’s operations, (iii) the Company’s ability to restructure its operations and adapt to a changing environment for content; (iv) future general economic and market conditions, including debt and equity capital markets; (v) the impact of increasing competition on the Company; and (vi) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

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A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2018 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Assessment” contained in this MD&A and the section "Risk Factors" contained in the Company's 2018 Annual MD&A and most recent Annual Information Form dated September 25, 2018.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business Overview

DHX Media is a leading independent children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the Degrassi franchise. We focus on children and family content given the international reach and longer lifespan of this genre of programming and the potential to monetize this content across multiple revenue streams. Kids’ and family content travels across cultures and consists largely of animated series, which can be easily dubbed into multiple languages. Such content does not lose relevance as easily as other genres; and therefore, can be licensed into numerous markets over and over again for many years.

As one of the world’s foremost producers of children’s series, DHX Media owns the world’s largest independent library of children’s content, at approximately 13,000 half-hours. We monetize our content and related intellectual property (“IP”) mainly by:

1.	producing and distributing shows to over 500 broadcasters and streaming services worldwide;

2.	generating ad-supported video-on-demand (“AVOD”) revenue through our wholly owned subsidiary, WildBrain (“WildBrain”), which operates one of the largest networks of children’s channels on YouTube; and

3.	realizing royalties from consumer products based on our IP and brands.

DHX Media also operates the Family suite of linear specialty channels in Canada, which has been a trusted broadcaster for over 25 years and provides stable cash flow that serves to fund and facilitate new content for our library. In addition, we represent third-party lifestyle and entertainment brands around the world through our wholly owned licensing agency business, Copyright Promotions Licensing Group (“CPLG”), through which we are realizing operational synergies by using CPLG as the agent for a number of our owned brands.

Revenue Model

DHX Media operates through three primary business areas: 1) Production and Distribution of Content, 2) Television, and 3) Consumer Products Representation.

1.	Production and Distribution of Content relates to business segments that derive revenue from DHX Media’s owned IP or use of the Company’s production studios (the “Content Business”), and includes the production of our own proprietary content (“Proprietary Production”); third-party service work (“Producer and Service Fee”); distribution of proprietary and third-party titles across linear and streaming platforms including digital distribution on YouTube through our WildBrain network (“Distribution”); and licensing royalties from our own IP, as well as from brands owned by partners such as Mattel (“Consumer Products-Owned”);

2.	The Television segment derives revenue from the operation of our Family broadcast channels in Canada (“Television”); and

3.	The Consumer Products Representation segment generates commissions from the representation of third-party brands (“Consumer Products-Represented”).

Proprietary Production Revenue

Revenue from Proprietary Production is generated by licensing the initial broadcast rights for our proprietary titles. These fees are typically collected in stages, including partially upon commissioning of a production, partially during production, and partially once a completed production is delivered for broadcast, and also at some point in time after delivery as a holdback.

Producer and Service Fee Revenue

Producer and Service Fee is earned for producing television shows (both animated and live-action), feature films, direct-to-digital movies, and movies of the week for third parties, and also includes production revenues related to the Company’s strategic partnerships including those with Mattel.

Distribution Revenue

DHX Media retains the ownership rights to its Proprietary Production titles. Once a new proprietary production is completed and delivered, the program is included in the Company’s library. Further licensing of the broadcast rights of the program is included in Distribution revenue. In addition to revenue from the licensing of initial broadcast rights, the Company is able to concurrently generate revenue from distributing the series in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, Netflix, YouTube, Amazon, and home entertainment) for specified periods of time. The Company is also able to obtain the distribution rights of third-party produced titles to generate additional distribution revenue.

WildBrain revenue is included as a sub-category of Distribution. WildBrain is our platform of kids’ AVOD channels on which we distribute both our own IP and third-party brands on YouTube. We earn revenue derived from advertising on WildBrain channels.

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Consumer Products-Owned Revenue

Consumer Products-Owned revenue is earned from licensing royalties based on our proprietary brands (among others, Peanuts, Strawberry Shortcake, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, and In the Night Garden), including merchandising, publishing, music rights, live tours and themed-events, and interactive games and apps as well as from consumer products royalties earned through our strategic brand partnerships such as with Mattel.

Television Revenue

The Company generates Television revenue through the ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. Revenues are primarily derived through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. The channels also generate revenues from advertising and promotion activities; however, the majority of revenues are expected to continue to be derived from subscriber fees. In addition to linear television, all four channels have multi-platform applications, which allow for their content to be distributed both on-demand and streamed and are supported by websites and apps designed to engage viewers and support their loyalty to the brands.

Consumer Products-Represented Revenue

Consumer Products-Represented includes revenues earned from CPLG. CPLG is a wholly owned agency business based in Europe that earns commissions on consumer products licensing agreements from DHX Media’s own brands and third-party brands from film studios and other independent IP owners.

Strategy and Outlook

The three months ended March 31, 2019 ("Q3 2019") continued to be a period of transition as we reshape the Company and reset our priorities to return to sustainable growth and capitalize on the changing market environment for kids’ content. Our content-driven strategy was refined to focus on our key assets in order to benefit from the largest market opportunities.

As a content producer, distributor and IP owner, DHX Media continues to be focused on the multiple ways in which we can monetize this content, including producing and distributing shows that kids love across all media platforms, and deriving royalties from consumer products based on our shows and brands.

Evolving Market for Content

As the market for content expands and evolves, major streaming platforms, such as Netflix, Amazon, Hulu and Apple, are investing in larger-budget, premium original shows, often based on established brands. At the same time, YouTube has emerged as one of the most popular destinations for short-form kids’ entertainment.

To capitalize on these two significant segments of the market, we are leveraging our position as the owner of both the world’s largest independent library of children’s content, currently comprising over 13,000 half-hours, and of WildBrain, our market-leading network of kids’ videos on YouTube, in order to address the growing markets for premium content and short-form content, respectively.

As the market transitions from a linear broadcast centric market to one increasingly influenced by AVOD and major streaming platforms, we are experiencing greater volatility in our Distribution (excluding WildBrain) business. In the near-term, we expect this uncertainty to continue however longer term we believe the Company is well positioned to take advantage of increasing demand for content.

WildBrain viewership continues to grow rapidly, however we have recently experienced some moderation in revenue growth. We see this moderation as transitional and driven by a number of factors, including a shift of kids viewing to the YouTube Kids app and downward pressure on advertising rates on YouTube. We continue to believe in the significant long-term potential of WildBrain and are pursuing numerous initiatives to unlock the value of WildBrain’s large and growing user base. These include, further mining our content library, growing the WildBrain network with new third-party brands, growing owned brands, and expanding into new revenue areas and platforms to drive future growth.

Content Strategy - Focused on Producing Premium Content and Growing WildBrain

Building content-driven brands is at the heart of DHX Media’s business. Management is committed to returning to growth by executing on a disciplined strategy aimed at generating attractive returns on invested capital, improving cash flow and driving organic growth. To that end, our strategy has evolved to build brands guided by the following key priorities:

•	Developing New, and Revitalizing Classic Brands with Content on WildBrain - Invest in more, lower-cost short-form YouTube content to deliver rapid returns on investment by leveraging data from WildBrain's 2.4 billion monthly views and more than 76 million subscribers to create and develop global brands; and

•	Developing Premium Kids’ Content to Build Franchise Brands - Prioritize new content development on premium, original long-form series to meet rising demand from major streaming platforms for exclusive programming; develop and expand global franchise brands supported by new premium content to drive consumer products royalties.

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During Fiscal 2018, we began to shift the business and integrate operations around these priorities. We are focusing on a targeted production slate and select brands that will improve profitability and generate revenue across multiple lines of business. During the first nine months of Fiscal 2019, we made progress against our strategy and stated priorities as we execute and demonstrate the value of our strong and unique portfolio of assets.

Fiscal 2019 Priorities

Key Priorities	Fiscal 2019 Objectives
Develop New, and Revitalize Classic Brands with Content on WildBrain	- Continue to drive growth in WildBrain
- Increase investment in original short-form content
- Launch new series on YouTube for classic brands
- Pursue potential channel partnerships and acquisition opportunities

Develop Premium Kids' Content to Drive Franchise Brands	- Target select high-end originals to meet demand for exclusive programming
- Greenlight production on new series with greater consumer products potential
- Enter into major agreements for Peanuts to grow brand awareness and its licensee base
- Launch consumer products programs on new brands

Improve Cash Flow and Balance Sheet	- Further rationalize overhead expenses and operating efficiencies
- Apply excess cash flow to debt repayment and invest in our WildBrain business
- Explore targeted partnerships to best monetize our assets globally

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Financial Highlights for the Three Months Ended March 31, 2019

•	Q3 2019 continued to be a period of transition as our focus on improving efficiencies and rationalizing costs began to reshape the business and integrate operations around our key imperatives of building brands by: (1) developing premium kids’ content; and (2) developing new, and revitalizing classic brands on WildBrain, in order to return to sustainable, profitable growth, improve cash generation and strengthen the balance sheet.

•	Consolidated revenue was $110.0 million in Q3 2019, compared to $116.5 million in Q3 2018, a decrease of $6.5 million or 6%. The decrease was primarily attributable to lower Producer and Service Fees of $8.3 million, as production was wrapped up on certain shows in the Halifax animation studio prior to the sale of the studio being completed in Q2 2019, and continued softness in traditional distribution revenue.

•	In Q3 2019, distribution revenue (excluding WildBrain) was $20.7 million, compared with $26.6 million in Q3 2018. Although lower than the prior year, this reflected a sequential improvement from the prior two quarters as we realized on a stronger pipeline in Q3 2019.

•	WildBrain revenue grew 4% to $14.9 million in Q3 2019, compared to $14.4 million in Q3 2018. WildBrain is increasingly monetizing our library content online, and is also managing a growing number of channels for third-party brand and IP owners, reflecting more and more kids’ content being consumed on this distribution channel.

•	Consumer products-owned revenue grew to $37.5 million in Q3 2019, compared with $34.1 million a year ago, driven by Peanuts.

•	Adjusted EBITDA attributable to the Shareholders of the Company was $20.1 million in Q3 2019, compared to $26.7 million in Q3 2018, a decrease of $6.6 million. Adjusted EBITDA attributable to the Shareholders of the Company was reduced in the current quarter by $5.0 million related to the sale of the minority equity stake in Peanuts in Q1 2019. Please see the “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for three and nine months ended March 31, 2019 and 2018 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes and can be found on DHX Media’s website at www.dhxmedia.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.

The following information should be read in conjunction with the above mentioned statements and the related notes.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	109,986	116,486	331,040	337,048
Direct production costs and expense of film and television produced	(62,713)	(65,514)	(192,198)	(189,159)
Gross margin[2]	47,273	50,972	138,842	147,889
Selling, general, and administrative	(20,240)	(22,501)	(58,711)	(63,044)
Write-down of investment in film and television programs, acquired library and content, and impairment of intangible assets	(34,199)	(875)	(36,154)	(1,925)
Amortization, finance and other expenses, net	(11,905)	(33,359)	(74,720)	(63,609)
Recovery (provision) for income taxes	7,253	(616)	10,484	(6,885)
Net loss	(11,818)	(6,379)	(20,259)	12,426
Net loss attributable to non-controlling interests	(6,610)	(1,626)	(18,463)	(4,872)
Net income (loss) attributable to the Shareholders of the Company	(18,428)	(8,005)	(38,722)	7,554

Basic earnings (loss) per common share	(0.14)	(0.06)	(0.29)	0.06
Diluted earnings (loss) per common share	(0.14)	(0.06)	(0.29)	0.06
Weighted average common shares outstanding (expressed in thousands)
Basic	134,954	134,562	134,752	134,483
Diluted	134,954	134,562	134,752	135,007

Other Key Performance Measures:
Adjusted EBITDA attributable to the Shareholders of the Company[2]	20,094	26,713	59,410	81,513
Cash flow from operating activities	14,042	17,494	15,842	5,092
Proprietary half-hours of content delivered	15	31	53	94
Third-party titles with distribution rights, half-hours added to library	44	30	110	52

	As at	As at
	March 31, 2019	June 30, 2018
Consolidated Balance Sheet Data:
Total assets	1,432,356	1,476,792
Total liabilities	855,693	1,076,000
Shareholders’ equity	576,663	400,792

1The financial information for Q3 2019, Q3 2018, and the nine months ended March 31, 2019 include the full results for all of the Company’s operations and all its subsidiaries. The financial information for the nine months ended March 31, 2018 includes the full results for all of the Company’s operations and all its subsidiaries, except Ellie Sparkles, which was acquired on September 15, 2017.

2Q3 2018 and nine months ended March 31, 2018 Adjusted EBITDA attributable to the Shareholders of the Company included the Company's 80% interest in Peanuts. In Q3 2019 and nine months ended March 31, 2019, Adjusted EBITDA attributable to the Shareholders of the Company included the Company's 41% interest in Peanuts as a result of the sale of a 39% minority stake in Peanuts to Sony. See “Non-GAAP Financial Measures” section of this MD&A for further details.

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Results for the nine months ended March 31, 2019 (“Nine Months 2019”) compared to the nine months ended March 31, 2018 (“Nine Months 2018”)

Revenues

Consolidated revenue for Nine Months 2019 was $331.0 million, compared to $337.0 million for Nine Months 2018, a decrease of $6.0 million. The decrease was due to lower revenues in Distribution excluding WildBrain, Producer and Service Fees, Consumer Products-Represented, and Television businesses, which experienced respective declines of $12.3 million, $8.1 million, $1.4 million, and $1.8 million in Nine Months 2019, compared to Nine Months 2018. The decreases were offset by 19% growth in WildBrain, an increase of $8.2 million, and growth in Consumer Products-Owned revenue of $8.6 million or 8%.

During the first quarter of 2019, the Company adopted and implemented IFRS 15, Revenue from contracts with customers, which established a new comprehensive framework on revenue recognition. The Company elected to implement IFRS 15 using the modified retrospective method, which allows the Company to quantify the effects of applying IFRS 15 to each period in the current fiscal year, as compared to the financial results had the Company not implemented this new accounting standard. The effect of implementing IFRS 15 was a net increase in consolidated reported revenue in the Nine Months 2019 of $0.3 million, which comprised the following:

•	An increase in Consumer Products-Owned revenue by $2.0 million;

•	A decrease in Proprietary Production revenue by $1.5 million, which revenue is expected to be recognized during early Fiscal 2020; and

•	A decrease in Distribution revenue by $0.2 million, which revenue is expected to be recognized in Q4 2019.

Additional details on the effects of IFRS 15 on the Company’s revenue recognition accounting policies and impact on the Nine Months 2019 are described in the section “Changes in Accounting Policies” in this MD&A.

Business segmented revenues for Nine Months 2019, as reported under IFRS 15, compared to Nine Months 2018 revenues, as reported under the Company’s previous revenue recognition policy under IAS 18, Revenues, are summarized in the following table:

Revenue Component	Nine Months 2019	Nine Months 2018	Variance
(shown in thousands)	$	$	$	%

Distribution excluding WildBrain	43,156	55,440	(12,284)	(22)%
WildBrain	51,083	42,926	8,157	19%
Total Distribution Revenue	94,239	98,366	(4,127)	(4)%

Proprietary Production Revenue	18,460	17,606	854	5%

Producer and Service Fees	47,495	55,585	(8,090)	(15)%

Consumer Products-Owned	121,647	113,053	8,594	8%

Content Business	281,841	284,610	(2,769)	(1)%

Television	39,402	41,209	(1,807)	(4)%

Consumer Products-Represented	9,797	11,229	(1,432)	(13)%

Total Revenue	331,040	337,048	(6,008)	(2)%

Content Business revenue decreased to $281.8 million in Nine Months 2019, compared to $284.6 million in Nine Months 2018, a decrease of $2.8 million, or 1%. Content Business included the following business segments:

•	Total Distribution: Total Distribution revenue was $94.2 million in Nine Months 2019, compared to $98.4 million in Nine Months 2018, a decrease of $4.1 million, or 4%. This was partially due to lower Distribution excluding WildBrain revenue, which declined to $43.2 million in Nine Months 2019, compared to $55.4 million in Nine Months 2018, a decrease of $12.3 million, or 22%. The decrease in Nine Months 2019 was partially offset by WildBrain growing to $51.1 million, from $42.9 million in Nine Months 2018, an increase of $8.2 million, or 19%. During Nine Months 2019, the Company added 110.0 half-hours of third-party titles with distribution rights to the library (Nine Months 2018 - 52.0 half-hours of third-party titles with distribution rights). Third-party produced titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

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•	Proprietary Production: Total Proprietary Production revenue increased $0.9 million to $18.5 million in Nine Months 2019, compared to $17.6 million in Nine Months 2018. Had the Company not implemented IFRS 15, Proprietary Production revenue would have been $20.0 million, an increase of $2.4 million compared to Nine Months 2018. During Nine Months 2019, the Company added 53.0 proprietary half-hours (Nine Months 2018-94.0 half-hours).

•	Producer and Service Fees: Producer and Service Fees revenue were $47.5 million in Nine Months 2019, compared to $55.6 million in Nine Months 2018. During Nine Months 2019, $2.4 million was generated in Producer and Service Fees (Nine Months 2018-$14.2 million) under the Mattel brand partnership where DHX Media also benefits from incremental distribution and consumer products rights.

•	Consumer Products-Owned: For Nine Months 2019, Consumer Products-Owned revenues were $121.6 million, up $8.6 million, or 8% as compared to $113.1 million for Nine Months 2018. The increase was driven by revenue growth in Peanuts.

Television: For Nine Months 2019, Television revenues were $39.4 million, compared to $41.2 million for Nine Months 2018, a decrease of $1.8 million, or 4%. Subscriber revenue represented approximately 90%, or $35.4 million (Nine Months 2018 - 93%, or $38.3 million) of Television revenues, while advertising, promotion, and digital revenues contributed 10%, or $4.0 million (Nine Months 2018 - 7%, or $2.9 million) on a combined basis.

Consumer Products-Represented: For Nine Months 2019, Consumer Products-Represented revenues were $9.8 million, compared to $11.2 million in Nine Months 2018, a decrease of $1.4 million, or 13%. The decline reflected the continuing transition of the business unit in shifting its customer base as revenues dropped off from Despicable Me and Minions, which benefited Nine Months 2018.

Gross Margin

Gross margin represents revenue less direct production costs and expense of film and television produced.

	Nine Months 2019		Nine Months 2018

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	104,235	37%	111,924	39%
Television	24,810	63%	24,736	60%
Consumer Products-Represented	9,797	100%	11,229	100%
Total Gross Margin	138,842	42%	147,889	44%

Consolidated gross margin for Nine Months 2019 was $138.8 million, a decrease of $9.0 million, or 6%, compared to $147.9 million for Nine Months 2018. Gross margin percentage for Nine Months 2019 was 42% of revenue, compared to 44% of revenue for Nine Months 2018.

The Content Business gross margins were $104.2 million in Nine Months 2019, a decrease of $7.7 million, or 7%, compared to $111.9 million in Nine Months 2018. Gross margin percentage for Nine Months 2019 was 37% of revenue, compared to 39% for Nine Months 2018. The decline in gross margin percentage was largely due to the following factors:

i)	lower volume of business in Distribution excluding WildBrain;

ii)	growth in Peanuts revenues, which carry lower gross margin due to the revenue-based talent fee payable to the estate of Charles M. Schulz; and

iii)	the continued growth of third-party revenues in WildBrain, which are lower gross margin, but are expected to continue to drive increasing revenue growth in WildBrain.

Television gross margins remained steady at $24.8 million for both Nine Months 2019 and Nine Months 2018. Gross margin percentage for Nine Months 2019 was 63%, up compared to 60% in Nine Months 2018. The improvement in gross margin percentage was due to cost-reduction measures and continuing to utilize the Company's large library to control content costs.

Consumer Products-Represented gross margins were $9.8 million in Nine Months 2019, compared to $11.2 million in Nine Months 2018, a decrease of $1.4 million. Gross margin percentage was 100% for both Nine Months 2019 and Nine Months 2018.

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Operating Expenses (Income)

Selling, General, & Administrative (“SG&A”)

SG&A costs for Nine Months 2019 were $58.7 million, compared to $63.0 million for Nine Months 2018, a decrease of $4.3 million, or 7%. Included in SG&A was $0.7 million in non-cash share-based compensation in Nine Months 2019, compared to $3.1 million in Nine Months 2018. Adjusted for share-based compensation, SG&A was $58.0 million in Nine Months 2019, compared to the $59.9 million in Nine Months 2018, which reflected ongoing cost containment initiatives in all areas of the business while investing in WildBrain.

Amortization

Total amortization of acquired library and library content, P&E, and intangible assets was $28.1 million for Nine Months 2019, compared to $30.1 million in Nine Months 2018, a decrease of $2.0 million.

Amortization of acquired and library content was $11.0 million in Nine Months 2019, compared to $12.1 million in Nine Months 2018, a decrease of $1.1 million. The decrease was due to the impairment of certain acquired and library content assets at the end of Fiscal 2018, resulting in lower amortization expense in the period.

Amortization of property and equipment (“P&E”) was $6.1 million in Nine Months 2019, compared to $5.8 million in Nine Months 2018, an increase of $0.3 million, or 5%.

Amortization of intangible assets was $11.0 million in Nine Months 2019, compared to $12.1 million in Nine Months 2018, a decrease of $1.1 million. The decrease was partially due to the impairment of certain intangible assets at the end of Fiscal 2018, resulting in lower amortization in the period, and certain intangible assets that have become fully amortized resulting in lower expense.

Development, Integration and Other

Development integration and other were $4.1 million in Nine Months 2019, compared to $8.5 million in Nine Months 2018. Included in the Nine Months 2019 charge was $0.7 million for the Company’s strategic review and related activities, $0.4 million for development write-downs, and $3.1 million primarily related to legal fees associated with a dispute with former employees (Nine Months 2018 - $5.0 million for severance, $0.5 million for normal course development, and integration costs and $3.0 million for strategic review activities).

Finance Expense

Finance expense was $40.5 million in Nine Months 2019, compared to $25.0 million in Nine Months 2018, an increase of $15.5 million. The increase was primarily due to the expensing of $7.3 million in unamortized issue costs associated with the repayment of a portion of the principal on the term facility in the current year.

Write-down of Certain Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets

During Nine Months 2019, the Company recorded $36.2 million in the write-down of certain investments in film and television programs, acquired library content, and impairment of intangible assets (Nine Months 2018 -$1.9 million). The increase was comprised of write-downs of $19.8 million in investment in film, $2.8 million in Television Content, $11.1 million in acquired and library content, and $2.5 million in intangible assets (Nine Months 2018 - $nil, $nil, $1.9 million, $nil). These write-downs are related to weaker than expected revenue performance and current market conditions for select library and acquired titles. The television programming write-down relates to licensed Canadian programming that is no longer being aired on the Company's television channels.

Change in Fair Value of Embedded Derivative

The change in fair value of the embedded derivative related to the convertible debt was a gain of $3.5 million in Nine Months 2019, compared to a gain of $8.3 million in Nine Months 2018.

Foreign Exchange Gain (Loss)

The foreign exchange loss was $5.5 million in Nine Months 2019, compared to $3.5 million gain in Nine Months 2018 and is primarily a non-cash expense related to changes in the carrying value of US dollar denominated debt.

Adjusted EBITDA Attributable to the Shareholders of the Company

Adjusted EBITDA attributable to the Shareholders of the Company was $59.4 million in Nine Months 2019, compared to $81.5 million in Nine Months 2018, a decrease of $22.1 million, or 27%. The decrease was driven by the $13.6 million increase in the portion of Adjusted EBITDA attributable to non-controlling interests of which approximately $13.5 million was due to the sale of a minority equity stake in Peanuts to Sony. See section “Recent Transactions” in this MD&A for additional information about the Peanuts sale, and the sections “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

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Income Taxes

Income tax for Nine Months 2019 was a recovery of $10.5 million, compared to an expense of $6.9 million in Nine Months 2018, a decrease of $17.4 million.

Net Income (Loss), Comprehensive Income (Loss), and Earnings Per Share

For Nine Months 2019, net loss attributable to the Shareholders of the Company was $38.7 million, compared to a net income of $7.6 million for Nine Months 2018, a decrease of $46.3 million. The net loss was driven primarily by the impairment of assets of $36.2 million, a larger foreign exchange loss of $9.0 million, a higher portion of net income attributable to non-controlling interests of $13.6 million, a lower gain on the change in fair value of the embedded derivative of $4.8 million, higher direct production costs of $3.0 million, and higher net finance costs of $15.5 million, partially offset by lower tax expense of $17.4 million, and lower SG&A of $4.3 million.

Comprehensive loss for Nine Months 2019 was $12.7 million, compared to comprehensive income of $17.8 million for Nine Months 2018.

Both basic and diluted loss per share were $0.29 in Nine Months 2019, compared to an earnings per share of $0.06 on both a basic and diluted basis in Nine Months 2018.

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SUMMARY OF SELECTED CONSOLIDATED QUARTERLY INFORMATION

DHX Media’s results may vary on a quarterly basis due to the timing of production deliveries and distribution deals as well as seasonality in WildBrain and Consumer Products businesses. Historically, DHX's first quarter is the lightest (during summer months). DHX Media's second and third quarters tend to be stronger as our main markets are geared towards the fall and winter months, especially during the Christmas season.

	Fiscal 2019[1]			Fiscal 2018[1]				Fiscal 2017[1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(All numbers are in thousands	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
except per share data)	$	$	$	$	$	$	$	$

Revenue	109,986	117,016	104,038	97,368	116,486	121,941	98,621	87,647

Gross Margin[2]	47,273	48,815	42,754	42,283	50,972	53,946	42,971	40,204

Adjusted EBITDA attributable to the Shareholders of the Company[2,3]	20,094	22,008	17,308	15,972	26,713	32,012	22,788	23,671

Net Income (Loss) attributable to the Shareholders of the Company	(18,428)	(17,944)	(2,350)	(21,614)	(8,005)	7,411	8,148	(18,312)

Weighted average common shares outstanding (expressed in thousands)
Basic	134,954	134,910	134,463	134,506	134,562	134,481	134,407	134,231
Diluted	134,954	134,481	134,463	134,506	134,562	134,893	135,197	134,231

Basic Earnings (Loss) Per Common Share	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.06	0.06	(0.14)
Diluted Earnings (Loss) Per Common Share	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.05	0.06	(0.14)

1Q1 2019, Q2 2019, and Q3 2019 included the full results for all the Company’s operations and subsidiaries. All four quarters of Fiscal 2018 included the full results for all the Company’s operations except Q1 2018, which included Ellie Sparkles for only 16 days as it was acquired on September 15, 2017. Q4 2017 included the full results for all of the Company’s operations but excluded Peanuts and Strawberry Shortcake, which were acquired on June 30, 2017, and Ellie Sparkles, which was acquired on September 15, 2017.

2See “Non-GAAP Financial Measures” section of this MD&A for further details.

3All four quarters of Fiscal 2018 Adjusted EBITDA attributable to the Shareholders of the Company included the Company's 80% interest in Peanuts. In Q1 2019, Q2 2019, and Q3 2019, Adjusted EBITDA attributable to the Shareholders of the Company included the Company's 41% interest in Peanuts as a result of the sale of a 39% minority stake in Peanuts to Sony. Adjusted EBITDA attributable to the Shareholders of the Company is calculated as outlined in the section “Non-GAAP Financial Measures”, and a detailed calculation of each is included in the “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” section of this MD&A.

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Results for the three months ended March 31, 2019 ("Q3 2019") compared to the three months ended March 31, 2018 ("Q3 2018")

Revenues

Consolidated revenue for Q3 2019 were $110.0 million, compared to $116.5 million in Q3 2018, a decrease of $6.5 million, or 6%. The decrease was attributed to lower revenues generated in the Content Business of $6.7 million, driven by lower quarter-over-quarter Producer and Service Fees of $8.3 million, Distribution excluding WildBrain of $5.9 million, and Television of $0.5 million. These declines were partially offset by continued growth in WildBrain revenue of $0.5 million, Proprietary Production of $3.5 million, and Consumer Products-Owned of $3.4 million.

During Q3 2019, the Company implemented IFRS 15, Revenue from contracts with customers, which established a new comprehensive framework on revenue recognition. The Company elected to implement IFRS 15 using the modified retrospective method, which allows the Company to quantify the effects of applying IFRS 15 to each period in the current fiscal year, as compared to the financial results had the Company not implemented this new accounting standard. The effect of implementing IFRS 15 was not material in consolidated reported revenue in Q3 2019.

Additional details on the effects of IFRS 15 on the Company’s revenue recognition accounting policies and impact on Q3 2019 are described in the section “Changes in Accounting Policies” in this MD&A.

Business segmented revenues for Q3 2019, as reported under IFRS 15, compared to Q3 2018 revenues, as reported under the Company’s previous revenue recognition policy under IAS 18, Revenues, are summarized in the following table:

Revenue Component	Q3 2019	Q3 2018	Variance
(shown in thousands)	$	$	$	%

Distribution excluding WildBrain	20,707	26,572	(5,865)	(22)%
WildBrain	14,925	14,393	532	4%
Total Distribution Revenue	35,632	40,965	(5,333)	(13)%
Proprietary Production Revenue	9,956	6,443	3,513	55%
Producer and Service Fees	11,674	19,952	(8,278)	(41)%
Consumer Products-Owned	37,511	34,126	3,385	10%

Content Business	94,773	101,486	(6,713)	(7)%

Television	12,349	12,885	(536)	(4)%

Consumer Products-Represented	2,864	2,115	749	35%

Total Revenue	109,986	116,486	(6,500)	(6)%

Content Business: Content Business revenue decreased to $94.8 million in Q3 2019, compared to $101.5 million in Q3 2018, a decrease of $6.7 million, or 7%. The Content Business includes the following business segments:

•	Total Distribution Revenue: Total Distribution revenue was $35.6 million in Q3 2019, compared to $41.0 million in Q3 2018, a decrease of $5.3 million, or 13%. The decrease was driven by lower Distribution excluding WildBrain revenue, which declined $5.9 million quarter-over-quarter. This was partially offset by WildBrain, which increased $0.5 million in the current quarter to $14.9 million, compared to $14.4 million in Q3 2018. During Q3 2019, the Company added 33.0 half-hours of third-party titles with distribution rights to the library (Q3 2018 - 12.0 half-hours of third-party titles with distribution rights). Third-party produced titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

•	Proprietary Production: Total Proprietary Production revenue increased $3.5 million to $10.0 million in Q3 2019, compared to $6.4 million in Q3 2018, which reflected production continuing on key projects including new Peanuts content for Apple. During Q3 2019, the Company added 15.0 proprietary half-hours (Q3 2018 - 31.0 proprietary half-hours).

•	Producer and Service Fees: Producer and Service Fees revenue decreased $8.3 million to $11.7 million in Q3 2019, compared to $20.0 million in Q3 2018, or a decrease of 41%. The decrease was primarily due to the sale of the Halifax Studio in Q2 2019 and $nil revenue under the Mattel partnership (Q3 2018 - $6.6 million) as production had completed on shows under the pact.

•	Consumer Products-Owned: For Q3 2019, Consumer Products-Owned revenues were $37.5 million, up $3.4 million, or 10%, compared to the $34.1 million earned in Q3 2018. The increase was driven by revenue growth in Peanuts.

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Television: Television revenues were $12.3 million in Q3 2019, a decrease of $0.5 million or 4% compared to $12.9 million in Q3 2018. Subscriber revenue as a percentage of total revenue was approximately 89%, or $11.0 million of Television revenues (Q3 2018 - 96%, or $12.3 million), while advertising, promotion and digital revenues increased to 11%, or $1.3 million on a combined basis (Q3 2018 - 4%, or $0.5 million).

Consumer Products-Represented: For Q3 2019, Consumer Products-Represented revenues rose to $2.9 million, compared to $2.1 million in Q3 2018, reflecting progress in expanding the portfolio of brands being represented.

Gross Margin

Gross margin represents revenue less direct production costs and expense of film and television produced.

	Q3 2019		Q3 2018

(shown in thousands, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %

Content Business	37,009	39%	41,490	41%
Television	7,400	60%	7,367	57%
Consumer Products-Represented	2,864	100%	2,115	100%
Total Gross Margin	47,273	43%	50,972	44%

Consolidated gross margin for Q3 2019 was $47.3 million, a decrease of $3.7 million, or 7%, compared to $51.0 million for Q3 2018. Gross margin percentage for Q3 2019 was 43% of revenue compared to 44% of revenue for Q3 2018.

The Content Business gross margins were $37.0 million in Q3 2019, a decrease of $4.5 million, or 11%, compared to $41.5 million in Q3 2018. Gross margin percentage for Q3 2019 was 39% of revenue, compared to 41% of revenue for Q3 2018. The decline in gross margin percentage was primarily due to the following factors:

i)	lower volume of business in Distribution excluding WildBrain;

ii)	growth in Peanuts revenues, which carry lower gross margin due to the revenue-based talent fee payable to the estate of Charles M. Schulz; and

iii)	the continued growth of third-party revenues in WildBrain, which are lower gross margin, but are expected to continue to drive increasing revenue growth in WildBrain.

Television gross margins remained consistent at $7.4 million for both Q3 2019 and Q3 2018, despite lower revenues of $0.5 million. Gross margin percentage for Q3 2019 was 60%, up compared to 57% in Q3 2018. The improvement in gross margin percentage was due to cost-reduction measures and continuing to utilize the Company's large library to control content costs.

Consumer Products-Represented gross margins were $2.9 million in Q3 2019, compared to $2.1 million in Q3 2018, an increase of $0.7 million, consistent with the $0.7 million increase in revenue. Gross margin percentage was 100% for both Q3 2019 and Q3 2018.

Operating Expenses (Income)

Selling, General & Administrative ("SG&A")

SG&A costs for Q3 2019 were $20.2 million, compared to $22.5 million for Q3 2018, a decrease of $2.3 million, or 10%. Included in SG&A was an expense of $0.7 million in non-cash share-based compensation in Q3 2019, compared to $0.9 million expense in Q3 2018. Adjusted for share-based compensation, SG&A declined 9% to $19.6 million in Q3 2019, compared to $21.6 million in Q3 2018. Lower SG&A expenses reflected ongoing cost rationalization efforts in all areas of the Company while investing in WildBrain to support its growth.

Amortization

Total amortization of acquired library and library content, P&E, and intangible assets was $9.5 million for Q3 2019, compared to $10.6 million in Q3 2018.

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Amortization of acquired and library content was $3.9 million in Q3 2019, compared to $4.5 million in Q3 2018, a decrease of $0.6 million as certain acquired and library content assets were impaired at the end of Fiscal 2018, resulting in lower amortization expense in the current quarter.

Amortization of P&E was $2.1 million in Q3 2019, compared to $2.1 million in Q3 2018.

Amortization of intangible assets was $3.5 million in Q3 2019 comparable to the $4.0 million recorded in Q3 2018.

Development, Integration and Other

Development, integration and other were $1.4 million in Q3 2019, compared to $4.6 million in Q3 2018, a decrease of $3.2 million. Included in the current quarter charge was $1.1 million primarily related to legal fees associated with a dispute with former employees, and $0.2 million for normal course development (Q3 2018 - $2.1 million for severance and integration costs, $2.0 million for strategic review activities, and $0.4 million for normal course development).

Write-down of Certain Investments in Film and Television Programs, Acquired and Library Content, and Impairment of Intangible Assets

During Q3 2019, the Company recorded $34.2 million in the write-down of certain investments in film and television programs, acquired library content, and impairment of intangible assets (Q3 2018 - $0.9 million). The increase was comprised of write-downs of $18.2 million in investment in film, $2.8 million in Television Content, $10.7 million in acquired and library content, and $2.5 million in intangible assets (Nine Months 2018 - $nil, $nil, $0.9 million, $nil). These write-downs are related to weaker than expected revenue performance and current market condition for select library and acquired titles. The television programming write-down relates to licensed Canadian programming that is no longer being aired on the Company's television channels.

Finance Expense

Finance expense was $9.9 million in Q3 2019, compared to $12.2 million in Q3 2018, a decrease of $2.2 million. The decrease was primarily due to the repayment of a portion of the Company’s term debt in the first quarter of 2019.

Change in Fair Value of Embedded Derivative

The change in fair value of the embedded derivative related to the convertible debt was a gain of $1.6 million in Q3 2019, compared to a gain of $0.9 million in Q3 2018.

Foreign Exchange Gain

The foreign exchange gain was $7.5 million in Q3 2019, compared to a foreign exchange loss of $6.9 million in Q3 2018. The significant increase was primarily due to the decline in the Canadian dollar compared to the US dollar and the related unrealized foreign exchange loss on revaluation of the Company’s US dollar denominated term debt.

Adjusted EBITDA Attributable to the Shareholders of the Company

Adjusted EBITDA attributable to the Shareholders of the Company was $20.1 million in Q3 2019, compared to $26.7 million in Q3 2018, a decrease of $6.6 million, or 25%. The decrease was driven by the $5.0 million increase in the portion of Adjusted EBITDA attributable to non-controlling interests, arising from the sale of a minority equity stake in Peanuts to Sony in Q1 2019. See section “Recent Transactions” in this MD&A for additional information about the Peanuts sale, and the sections “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” of this MD&A for the definition and detailed calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q3 2019 was a recovery of $7.2 million, compared to an expense of $0.6 million in Q3 2018, an increase in net taxes recovery of $7.8 million. The higher tax recovery was due to non-taxable capital gains and the effect of non-controlling interest.

Net Income (Loss), Comprehensive Income (Loss), and Earnings Per Share

For Q3 2019, net loss attributable to the Shareholders of the Company was $18.4 million, compared to net loss of $8.0 million for Q3 2018, a decrease of $10.4 million. The decrease was primarily due to the impairment of assets of $34.2 million, offset by higher foreign exchange gain in Q3 2019 compared to Q3 2018 of $14.5 million, and a gain on change in fair value of the embedded derivative of $1.6 million compared to a gain in Q3 2018 of $0.9 million, a net change of $0.7 million.

Comprehensive loss for Q3 2019 was $22.2 million, compared to comprehensive income of $6.6 million for Q3 2018.

Basic and diluted loss per share were both $0.14 in Q3 2019, compared to an earnings per share of $0.06 on both a basic and diluted basis in Q3 2018.

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Financial Condition

The following table summarizes certain information with respect to the Company’s capitalization and financial position as at March 31, 2019 and June 30, 2018:

(shown in thousands, except ratio data)	March 31, 2019	June 30, 2018
	$	$
Cash	42,161	46,550
Amounts receivable	295,902	270,327
Investment in film and television programs	154,055	186,008
Acquired and library content	126,246	147,088
Intangible assets	539,785	546,997
Other assets	274,207	279,822
Total assets	1,432,356	1,476,792

Bank indebtedness	—	16,350
Accounts payable and accrued liabilities	121,180	130,545
Interim production financing	109,544	93,683
Long-term debt and obligations under finance leases	557,493	756,570
Deferred revenue	50,578	47,552
Other liabilities	16,898	31,300
Total liabilities	855,693	1,076,000

Shareholders’ equity	576,663	400,792

Working capital[1]	202,428	194,022
Working capital ratio[2]	1.71	1.65
Net debt[3]	515,332	726,370

1Working capital is calculated as current assets less current liabilities.

2Working capital ratio is current assets divided by current liabilities.

3Net debt includes long-term debt and obligations under finance leases plus bank indebtedness less cash, and excludes interim production financing. See note 12 in the Fiscal 2018 consolidated financial statements and note 7 in the March 31, 2019 unaudited interim condensed financial statements.

Total assets were $1,432.4 million as at March 31, 2019, a decrease of $44.4 million, or 3%, compared to $1,476.8 million as at June 30, 2018. The decrease in total assets was primarily due to a decrease in investment in film and television programs of $32.0 million and a decrease in acquired and library content of $20.8 million, due to write-downs of $33.8 million on certain titles, offset by an increase in amounts receivable of $25.6 million due to an increase of $9.3 million in production tax credits receivable and seasonally higher business activity, and an increase in intangible assets by $7.2 million due to an upward foreign exchange revaluation on US dollar denominated assets due to the strengthening of the US dollar relative to the Canadian dollar.

Total liabilities were $855.7 million as at March 31, 2019, a decrease of $220.3 million, or 20%, compared to $1,076.0 million as at June 30, 2018. The decrease in total liabilities was primarily due to a decrease in the Company's long-term debt and obligations under finance leases by $199.1 million resulting from the repayment of long-term debt using the net proceeds of US$161.3 million ($209.3 million) from the sale of a minority equity stake in Peanuts.

Shareholders’ equity increased $175.9 million as at March 31, 2019 compared to June 30, 2018, primarily due to the addition of $174.6 million in non-controlling interest and $39.5 million to retained earnings related to the sale of a minority stake in Peanuts.

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Liquidity and Capital Resources

Summary of cash flow components:

	Three Months Ended	Three Months Ended	Nine Months	Nine Months
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	14,042	17,494	15,842	5,092
Financing activities	(17,010)	(10,219)	(16,388)	(2,082)
Investing activities	—	(3,896)	(4,069)	(17,083)
Effect of foreign exchange rate changes on cash	(408)	1,066	226	249
Net cash inflows (outflows)	(3,376)	4,445	(4,389)	(13,824)

Changes in Cash

Cash at March 31, 2019 was $42.2 million as compared to $46.6 million at June 30, 2018.

Operating Activities

In Nine Months 2019, cash provided by operating activities was $15.8 million, compared to cash from operations in Nine Months 2018 of $5.1 million, an increase of $10.8 million. During the nine months ended March 31, 2019, cash from operating activities included a working capital outflow of $40.8 million, largely due to timing of payments and cash receipts.

The cash flow from operations for Nine Months 2019 also reflected the Company continuing to invest in new productions, although focusing on a more targeted slate. Specifically, the Company had $14.3 million in productions in progress at March 31, 2019 (refer to note 5 of the Company’s financial statements for Nine Months 2019), which includes projects such as The Deep, Mega Man: Fully Charged, Chip and Potato, and Polly Pocket. Productions in progress, are film assets that have not delivered yet. The majority of these productions are expected to be delivered in Fiscal 2019. This compared with $25.6 million of production in progress at March 31, 2018.

Financing Activities

For Nine Months 2019, cash flows used by financing activities were $16.4 million, composed of $221.1 million in proceeds on sale of interest in subsidiary, net of cash fees paid, $15.9 million in net proceeds from interim production financing, and common shares issued of $0.8 million, offset by distributions to non-controlling interests of $20.7 million, a repayment of long-term debt and obligations under finance leases of $217.1 million, and a decrease in bank indebtedness of $16.4 million.

Investing Activities

For Nine Months 2019, cash flows of $4.1 million used in investing activities were largely generated by the cash outflows related to intangible assets.

Bank Indebtedness

The revolving facility ("Revolving Facility") has a maximum available balance of US$30.0 million ($40.1 million) and will expire on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%. As at March 31, 2019, $nil (June 30, 2018 - $16.4 million) was drawn on the Revolving Facility.

Long-Term Debt

Term Facility

As at March 31, 2019, the Company's term facility ("Term Facility") had a principal balance of US$328.7 million (June 30, 2018 - US$490.0 million), bearing interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75% and will mature on December 29, 2023.

During Q1 2019, the Company repaid US$161.3 million against its Term Facility using proceeds from the sale of a 49% interest of the Company's 80% ownership in Peanuts. As a result of the repayment made in the first quarter, the Company expensed $7.3 million of its unamortized issue costs.

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The Term Facility is repayable in equal quarterly installment payments of US$1.2 million or 0.25% of the initial principal commencing September 30, 2017. As a result of the repayment in the first quarter, the Company is not required to make any further installment payments through to maturity.

The Term Facility also requires repayments equal to 50% of excess cash flow (the "Excess Cash Flow Payments") (as defined in the senior secured credit agreement ("Senior Secured Credit Agreement")), commencing for the fiscal year-ended June 30, 2018, while the first lien net leverage ratio ("First Lien Leverage Ratio"), as defined in the Senior Secured Credit Agreement, is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at March 31, 2019, no payments were owed under the Excess Cash Flow Payments terms of the Term Facility.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio Target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x

At March 31, 2019, the Total Net Leverage Ratio was 6.09x.

For additional information on the Term Facility, refer to the Fiscal 2018 financial statements and the Senior Secured Credit Agreement on SEDAR at www.sedar.com.

Senior Unsecured Convertible Debentures

As at March 31, 2019, the senior unsecured convertible debentures ("Convertible Debentures") had a principal balance of $140.0 million (June 30, 2018 - $140.0 million), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Convertible Debentures mature September 30, 2024.

The Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Convertible Debentures. As a result, the Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at March 31, 2019, the estimated fair value of the embedded derivatives was $8.4 million.

Working Capital and Liquidity

Working capital represents the Company’s current assets less current liabilities, which was $202.4 million as at March 31, 2019, compared to $194.0 million at June 30, 2018.

Based on the Company’s current revenue expectations for Fiscal 2019, we believe that our working capital is sufficient to meet our present requirements and future business plans. We expect foreseeable cash needs to be funded through existing cash resources, the Revolving Facility and operating cash flow.

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Contractual Obligations1

The following table summarizes our outstanding cash commitments as of March 31, 2019:

Payments Due by Period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
(shown in thousands)
	$	$	$	$	$

Bank indebtedness	—	—
Accounts payable and accrued liabilities	121,180	121,180	—	—	—
Interim production financing	109,544	109,544	—	—	—
Other liabilities	4,879	—	4,879	—	—
Senior unsecured convertible debentures	185,249	8,225	16,450	16,450	144,124
Term facility	578,841	27,448	54,897	48,054	448,442
Operating leases	46,841	8,315	13,091	10,264	15,171
Finance lease obligations	12,027	4,360	4,577	1,287	1,803

Total Contractual Obligations	1,058,561	279,072	93,894	76,055	609,540

1In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $15.5 million.

Recent Transactions

Sale of a Minority Interest in Peanuts

On July 23, 2018, the Company completed the sale of a non-controlling interest in its Peanuts subsidiary to Sony. Sony acquired 49% of the Company's 80% interest in Peanuts for gross proceeds of $234.6 million and net proceeds of $208.7 million (net of transaction costs of $8.7 million and taxes of $17.2 million).

As at March 31, 2019, the Company holds a 41% interest in Peanuts, Sony holds a 39% interest, and the members of the family of Charles M. Schulz ("Schulz Family") hold a 20% interest. Subsequent to the sale, the Company continues to control Peanuts and therefore consolidates 100% of Peanuts.

Acquisition of Peanuts and Strawberry Shortcake

On June 30, 2017, DHX Media acquired the entertainment division of Iconix Brand Group, Inc., which included both an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake, for US$349.0 million ($453.0 million) in cash, which comprised the following:

•	A purchase price of US$345.0 million ($447.7 million) paid at closing; and

•	A working capital adjustment of US$4.1 million ($5.4 million), of which US$1.5 million ($2.0 million) was paid at closing and US$2.6 million ($3.4 million) was paid during the nine months ended March 31, 2018.

The remaining 20% interest in Peanuts continues to be held by members of the Schulz Family. Additionally, the Schulz Family is entitled to a fee based on revenues less certain shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts.

Additional information on the acquisition and the purchase price allocation are described in the notes to the Company’s audited consolidated financial statements for the year ended June 30, 2018.

Concurrent with closing of the acquisition, the Company entered into a new Senior Secured Credit Agreement, which consisted of a US$30.0 million ($37.6 million) Revolving Facility and US$495.0 million Term Facility and also completed a $140.0 million offering of Convertible Debentures. The net proceeds from both the Senior Secured Credit Agreement and Convertible Debentures were used to fund the acquisition, refinance all of DHX Media’s existing indebtedness, and for general corporate purposes.

On June 30, 2017, the Company’s former revolving facility and former term facility were repaid in full. On June 7, 2017, the Company issued a notice of redemption for all of its senior unsecured notes, which was settled for $239.9 million, including all accrued interest and the early redemption penalty, on July 11, 2017.

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For further details on the refinancing of the Company’s previous indebtedness and its new debt facilities and Convertible Debentures, see the Bank Indebtedness, Long-Term Debt and Convertible Debenture sections above, and notes in the Company’s consolidated financial statements for Fiscal 2018.

Share Capital

As at March 31, 2019, DHX Media’s issued and outstanding share capital is summarized as follows:

Common Voting Shares	54,274,501
Variable Voting Shares	80,630,051
Total Common Shares	134,904,552
Preferred Variable Voting Shares	100,000,000
Options	9,625,616
Performance Share Units	55,198
Deferred Share Units	8,400

Pursuant to DHX Media’s articles of incorporation and the Broadcasting Act (Canada), the Common Voting Shares may only be held and controlled by Canadians, and the Variable Voting Shares may only be held and controlled by non-Canadians. The dual-class share structure is required to enable the Company to comply with Canadian ownership rules as an operator of broadcast assets. The preferred variable voting shares were instituted prior to the Company’s initial public offering and are maintained to ensure compliance with Canadian ownership requirements related to its business and continuing qualification for tax credits. For additional information on DHX Media’s share capital, see the Company’s Fiscal 2018 Annual Information Form dated September 24, 2018.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Related Party Transactions

There are no related party transactions included in the Nine Months 2019 consolidated financial statements of the Company as at March 31, 2019.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 1 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2018 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Changes in Accounting Policies

New and amended standards adopted

i)	IFRS 9, Financial Instruments ("IFRS 9")

Effective July 1, 2018, the Company adopted IFRS 9, which establishes a single classification and measurement approach for financial assets and financial liabilities that reflect the business model in which they are managed and their cash flow characteristics. IFRS 9 also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement ("IAS 39").

Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an 'incurred loss' model. Under IFRS 9, the Company applied the 'expected credit loss' model. Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future credit losses. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty. In accordance with the transitional provisions of IFRS 9(7.2.15), the resulting increase to the provision for impaired receivables as at July 1, 2018 was $1.0 million with a corresponding increase to opening deficit.

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In addition, the Company previously classified its financial assets as 'loans and receivables' and its financial liabilities as 'other financial liabilities', both of which were measured at amortized cost, with the exception of embedded derivatives which was classified as 'Fair value through profit and loss' and measured, on a recurring basis, at fair value. Under IFRS 9, the measurement basis would remain the same across all financial instruments, however the category for classification has been amended to 'Amortized Cost' for its financial assets classified as loans and receivables and its financial liabilities classified as other financial liabilities, and to 'Fair value through profit and loss' for its embedded derivative.

The standard also clarifies the accounting treatment for modifications of financial liabilities and requires a financial liability measured at amortized cost to be remeasured when a modification occurs. Any resulting gain or loss is required to be recognized in profit or loss at the date of modification. There was no adjustment to the Company's unaudited interim condensed consolidated financial statements as a result of this change.

ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective July 1, 2018, the Company adopted IFRS 15, which establishes a new comprehensive framework to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other standards. IFRS 15 replaces IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted IFRS 15 using the modified retrospective method, which requires the cumulative effect of initially applying the Standard to be recognized at the date of initial application, which is July 1, 2018, and that the financial information previously presented for the year ended June 30, 2018 would remain unchanged. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.

The significant changes to the Company's revenue recognition policies are as follows:

•	Under its proprietary production channel, the Company previously recorded revenue for the initial broadcast rights when the production was completed and available to the customer. Under IFRS 15, an assessment is made at the inception of each contract to determine whether i) the performance obligations are satisfied at a point in time, which generally occurs when the production is completed, available to the customer, and the customer has the contractual right to broadcast or stream the content, or ii) the Company transfers control of the production over time and therefore satisfies the performance obligations and recognizes revenue over time. Over time recognition generally occurs when the Company's production creates an asset that the customer controls as that production is created. When performance obligations are satisfied at a point in time, revenue is recognized when all the aforementioned criteria are met. When performance obligations are satisfied over time during the production of the show, revenue is recognized using the percentage of completion method, based on actual costs incurred compared to the total estimated costs. This change did not have an effect on the Company's opening balance sheet.

•	Under its distribution channel, the Company previously recorded revenue on certain distribution license agreements for its television and film content when the contract was executed and the licensed content was available to the customer. Under IFRS 15, revenue is deferred and recorded as revenue when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

•	Under its consumer products-owned channel, the Company previously recognized license revenue relating to certain minimum guarantees for royalties on its copyrights and brands at the start of the license period. Under IFRS 15, the Company determined that these were right-of-access licenses and as a result, minimum guarantees are deferred and amortized over the term of the license. Royalty revenue is calculated as the greater of royalties based on underlying sales or the pro-rata allocation of the minimum guarantee. This change resulted in a July 1, 2018 adjustment to increase opening deficit by $5.8 million, an increase to opening deferred revenue by $6.5 million, a decrease to opening deferred income taxes by $1.1 million, and a decrease to accumulated other comprehensive loss by $0.5 million.

•	For renewals or extensions of license agreements for television and film content, the Company previously recorded revenue when the agreement was renewed or extended. Under IFRS 15, revenue related to the extension or renewal term is recognized when the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.

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The following is a reconciliation of the impact of IFRS 15 for the three and nine months ended March 31, 2019:

	Three months ended March 31, 2019	Nine months ended March 31, 2019
Revenue under IFRS 15, as reported	109,986	331,040
Impact of IFRS 15 on revenue:
Revenue on minimum guarantees [1]	(372)	(2,025)
Revenue on proprietary production shows [2]	242	1,544
Revenue on distribution licenses [3]	148	148
Revenue under IAS 18	110,004	330,707

Direct production costs and expense of film and television produced under IFRS 15, as reported	62,713	192,198
Impact of IFRS 15 on Direct production costs and expense of film and television produced: [4]	145	926
Direct production costs and expense of film and television produced under IAS 18	62,858	193,124
Impact of IFRS 15 on Adjusted EBITDA Attributable to the Shareholders of the Company	127	1,259

1Revenue on minimum guarantees - these are minimum guarantees on royalties in the consumer products-owned channel that were previously recognized at the inception of the license period but under IFRS 15 are recognized over the license term as a "right-to-access license", resulting in a corresponding adjustment to deferred revenue.

2Revenue on proprietary production shows - these are proprietary production revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control was transferred under IFRS 15.

3Revenue on distribution licenses - these are distribution revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control transferred under IFRS 15.

4Direct production and new media costs - these costs are the expense of film and television produced related to proprietary production shows that have been deferred, with a corresponding adjustment to investment in film and television programs.

IFRIC 22, Foreign currency transactions and advance consideration ("IFRIC 22")

Effective July 1, 2018, the Company adopted IFRIC 22, which clarified how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability).

The Company has elected to apply IFRIC 22 prospectively beginning July 1, 2018. The adoption of this standard did not have a material impact to the Company's consolidated financial statements.

iii)	Amendments to IFRS 2, Share-based payment ("IFRS 2")

Effective July 1, 2018, the Company adopted the amendments to IFRS 2, which clarified the classification and measurement of certain share-based payment transactions. The adoption of this amendment did not have an impact to the Company's consolidated financial statements.

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Accounting standards issued but not yet applied

i)	In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") effective for annual periods beginning on or after January 1, 2019. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and replaces IAS 17, Leases. The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

ii)	In June 2017, the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application permitted. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The Company's significant accounting judgments and estimation uncertainty are as described in the June 30, 2018 notes to the financial statements other than as related to the implementation of IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with customers, which are described above.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, as well as cash held in trust, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk for cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash, amounts receivable, and long-term amounts receivable, approximates the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable and long-term amounts receivable are mainly with Canadian broadcasters, large international broadcasters and distribution companies, and large international digital platform providers. Management manages credit risk by regularly reviewing aged accounts receivables and performing rigorous credit analysis. The Company has estimated its allowance for doubtful accounts based on the estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future losses, which is approximately 7% against the gross amounts for certain trade amounts receivable.

In assessing credit risk, Management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% fluctuation would have an approximate $4.0-5.0 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at March 31, 2019, the Company had cash on hand of $42.2 million (June 30, 2018 - $46.6 million).

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Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on US$, GBP£, JPY, and Euro denominated contracts. At March 31, 2019, the Company revalued its financial instruments denominated in foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates a 1% change in the US$, GBP£, JPY, or Euro exchange rate would have an approximate $8.0 million annual effect on net income before income taxes.

Risk Assessment

The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s Fiscal 2018 MD&A and the Company's most recent Annual Information Form, filed September 25, 2018, on www.sedar.com, DHX Media’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

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Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated May 13, 2019, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at March 31, 2019, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the nine months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted EBITDA attributable to the Shareholders of the Company, and Gross Margin.

“Adjusted EBITDA” means earnings (loss) before interest, income taxes, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance costs, gain/loss on embedded derivative, gain/loss on foreign exchange, development expense, impairment of certain investments in film and television programs/acquired and library content, and also includes adjustments for other identified charges, as specified in the accompanying tables. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of operating performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

“Adjusted EBITDA attributable to the Shareholders of the Company” means Adjusted EBITDA excluding the portion of Adjusted EBITDA attributable to non-controlling interests.

“Gross Margin” means revenue less direct production costs and expense of film and television produced. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

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Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company

Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company are not a recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Nine Months	Nine Months
	Q3 2019[1]	Q2 2019[1]	Q1 2019[1]	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	2019[1]	2018[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(19,071)	(12,353)	681	(24,568)	(5,763)	13,560	11,514	(22,020)	(30,743)	19,311
Provision for (recovery of) income taxes										—
Interest expense, net	9,312	9,553	11,282	13,193	11,266	12,138	11,387	4,360	30,147	34,791
Amortization[2]	5,574	6,114	5,385	6,252	6,122	5,892	5,908	5,062	17,073	17,922
Amortization of acquired and library content	3,888	3,580	3,574	3,770	4,456	3,791	3,899	2,359	11,042	12,146
Share-based compensation expense	686	(319)	374	(176)	913	1,019	1,194	1,497	741	3,126
Other finance costs, changes in fair value embedded of derivative, and foreign exchange	(8,234)	19,850	757	8,349	6,948	(5,575)	(11,148)	22,046	12,373	(9,775)
Tangible benefit obligation expense	—	—	—	—	—	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—	9,695	—	—
Write-down of certain investment in film and television	34,199	1,955	—	10,102	875	1,050	—	12	36,154	1,925
Development, integration and other	1,365	832	1,888	2,029	4,567	2,373	1,585	660	4,085	8,525
Adjusted EBITDA[1]	27,719	29,212	23,941	18,951	29,384	34,248	24,339	23,671	80,872	87,971
Portion of Adjusted EBITDA attributable to non-controlling interests[3]	(7,625)	(7,204)	(6,633)	(2,979)	(2,671)	(2,236)	(1,551)	—	(21,462)	(6,458)
Adjusted EBITDA attributable to the Shareholders of the Company1 & 3	20,094	22,008	17,308	15,972	26,713	32,012	22,788	23,671	59,410	81,513

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Amortization is made up of amortization of P&E and intangibles.

3For Q3 2019, net income attributable to non-controlling interests was $6.6 million, composed of $7.6 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q 2019, net income attributable to non-controlling interests was $6.2 million, composed of $7.2 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q1 2019, net income attributable to non-controlling interests was $5.7 million, composed of $6.6 million which was included in Adjusted EBITDA and ($0.9) million of which is not included in Adjusted EBITDA. For Q4 2018, net income attributable to non-controlling interests was $2.4 million, composed of $3.0 million which was included in Adjusted EBITDA and ($0.6) million of which is not included in Adjusted EBITDA. For Q3 2018, net income attributable to non-controlling interests was $1.6 million, composed of $2.7 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q2 2018, net income attributable to non-controlling interests was $1.8 million, composed of $2.2 million which was included in Adjusted EBITDA and ($0.4) million of which is not included in Adjusted EBITDA. For Q1 2018, net income attributable to non-controlling interests was $1.4 million, composed of $1.5 million which was included in Adjusted EBITDA and ($0.1) million of which is not included in Adjusted EBITDA.

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Reconciliation of Historical Results to Gross Margin

Gross Margin is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Gross Margin should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows.

The operating results for any period should not be relied upon as an indication of results for any future period.

									Nine Months	Nine Months
	Q3 2019[1]	Q2 2019[1]	Q1 2019[1]	Q4 2018[1]	Q3 2018[1]	Q2 2018[1]	Q1 2018[1]	Q4 2017[1]	2019[1]	2018[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Income (loss) before income taxes	(19,071)	(12,353)	681	(24,568)	(5,763)	13,560	11,514	(22,020)	(30,743)	19,311
Interest expense, net	9,312	9,553	11,282	13,193	11,266	12,138	11,387	4,360	30,147	34,791
Amortization[2]	5,574	6,114	5,385	6,252	6,122	5,892	5,908	5,062	17,073	17,922
Amortization of acquired and library content	3,888	3,580	3,574	3,770	4,456	3,791	3,899	2,359	11,042	12,146
Selling, general, and administrative	20,240	19,284	19,187	23,156	22,501	20,717	19,826	18,030	58,711	63,044
Other finance costs, changes in fair value embedded of derivative, and foreign exchange	(8,234)	19,850	757	8,349	6,948	(5,575)	(11,148)	22,046	12,373	(9,775)
Tangible benefit obligation expense	—	—	—	—	—	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—	9,695	—	—
Write-down of certain investment in film and television	34,199	1,955	—	10,102	875	1,050	—	12	36,154	1,925
Development, integration and other	1,365	832	1,888	2,029	4,567	2,373	1,585	660	4,085	8,525
Gross Margin[1]	47,273	48,815	42,754	42,283	50,972	53,946	42,971	40,204	138,842	147,889

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Amortization is made up of amortization of P&E and intangibles.

Additional Information

Additional information related to DHX Media, its business and subsidiaries, including its Annual Information Form is available on SEDAR at www.sedar.com.

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